[Euronet Worldwide Inc. Letterhead]



                                March 15, 2007


U.S. Securities & Exchange Commission
Office of Chief Accountant
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-5546


Re: Form S-3 - 333-141294

Dear EDGAR Filer Support:

      Please withdraw our March 14, 2007 filing of the Form S-3 (File No. 333-141294). This document was miss coded as a Form S-3 and it should have been coded as a Form S-3ASR. No sales have been made under the Form S-3 as the certificates were legend and the legend has yet not been removed.

                               Very truly yours,


                               /s/ Jeffrey Newman
                               Jeffrey Newman
                               General Counsel